Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

Corporate Headquarters 1700 International Pkwy, Ste 200 Richardson, TX 75081 USA	T: +1 469 916 4393 F: +1 469 916 4397	mavenir.com

March 2nd, 2015

Dear Mavenirs,

I am very pleased to be able to bring all of you very exciting news. Today, we are officially announcing that Mitel has signed an agreement to acquire Mavenir Systems! This is, of course, subject to customary closing conditions which we expect to take ~120 days to complete. This marks an important milestone in the evolution of the Mavenir business and an exciting, positive step for our company.

Mitel is the global leader in providing business communications and collaboration software and services to Small Business, Mid-Market and Large Enterprise customers worldwide. Mitel has an installed base of over 60 million end–user customers and has substantial market share with #1 market share position in EMEA, #3 in North America and overall #1 global market share powering 20% of all cloud communications. In addition they are one of the most profitable enterprise communications companies with revenues of >US$1 billion and > 3000 employees worldwide. Mitel brings to the Mavenir business the advantage of scale and opportunity for increased investment which can accelerate our progression to the next stage for Mavenir.

Combining this with Mavenir’s leading position in mobile converged voice, messaging and video solutions and its lead in the transition to all IP mobile networks, the union of Mitel and Mavenir creates a major global force in converged IP communications with a uniquely powerful value proposition as next generation Fixed and Mobile experts.

Mitel has 2 high growth pillars – Contact Center and Cloud. The acquisition of Mavenir adds a third, new high-growth business unit for Mitel delivering collaboration services across mobile and enterprise networks.

The emergence of mobile devices as the preferred communications medium of choice amongst businesses and by consumers is blurring historical boundaries between Fixed, Enterprise and Mobile market segments. Business and consumer demand for mobility and service ubiquity is driving the mobilization of Unified Communications. Major service providers globally, such as AT&T and Verizon in the US, are collapsing wireless, wireline and business organizations to drive towards converged services and network consolidation strategies. The need for content and collaboration services across all forms of broadband connectivity has the communications industry on the verge of a massive consolidation that promises to reshape the service provider landscape.

We have so many synergies. Building next generation all-IP networks to scale, can only be done by leveraging disruptive new technologies such as Software Defined Networking, or SDN, and Network Functions Virtualization, or NFV, for which the underlying technology is virtualization. Mitel and Mavenir are both leaders in bringing virtualized communications solutions to market ahead of the competition, and have mutually aligned strategies to lead the transition to cloud-based networks.

Once the transaction closes, Mavenir will be run as a separate business unit of the Mitel group and will continue be led by myself and the rest of our leadership team.

I know you will have a lot of questions and we will try to answer them all as soon as we can but I would ask for your patience as we still have a lot of work to do over the coming months to bring the two companies together. As we have more information I commit to sharing it with you.

Corporate Headquarters 1700 International Pkwy, Ste 200 Richardson, TX 75081 USA	T: +1 469 916 4393 F: +1 469 916 4397	mavenir.com

The companies’ joint external press release was issued by Mitel this morning (visit http://www.mitel.com/) and will be accessible on our website as soon as possible, a marketing brief is being sent to the sales team and an Employee Frequently Asked Questions will be posted on the HR pages of Mavenir shortly.

I am at the Mobile World Congress Conference this week in Barcelona and I am looking forward to sharing my vision for the future of the Mavenir business with the global mobile industry. Unfortunately, this does mean that I don’t have an immediate opportunity to hold an all hands session to answer your questions. Once I return from Mobile World Congress I will set up a webex for Monday 9th March at 9am (CDT) to answer any questions that you have. An invite for this session will be sent to you shortly.

In the meantime, there is a lot of work to be done to successfully transition the company to become a part of Mitel. I hope I can count on all of you to keep focused and have some patience while we work on this transition.

Again, congratulations to the Mavenir team! I hope you are all as excited as I am about this news and the opportunity it brings for our future.

Thank you!

Pardeep Kohli

NOTE: Announcements such as this can be misinterpreted and competitors will try to spin this and create uncertainty with customers. Caution regarding external discussions is the best course.

Our customers and partners are being informed about this acquisition in a coordinated manner designed to ensure their comfort with the announcement and answer any questions they have. All customer queries will be handled by the account manager. Please direct all customer inquiries to them.

As always, a reminder for all staff that proper communication of this announcement (including press, customers, partners, investors and others) is critical and all inquiries should be directed to Maryvonne Tubb at mtubb@mavenir.com

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer for the outstanding shares of Mavenir’s common stock described in this document has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement on Form S-4 with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the

Corporate Headquarters 1700 International Pkwy, Ste 200 Richardson, TX 75081 USA	T: +1 469 916 4393 F: +1 469 916 4397	mavenir.com

Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus to be filed by Mitel and the

Corporate Headquarters 1700 International Pkwy, Ste 200 Richardson, TX 75081 USA	T: +1 469 916 4393 F: +1 469 916 4397	mavenir.com

Solicitation/Recommendation Statement to be filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.